Exhibit 99.1

CNH INDUSTRIAL N.V.

QUARTERLY REPORT FOR QUARTER

ENDED MARCH 31, 2014

TABLE OF CONTENTS

CNH INDUSTRIAL N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31, 2014 and December 31, 2013

	March 31,	December 31,
	2014	2013
	(Unaudited)
($ million)
Cash and cash equivalents	$5,028	$5,567
Restricted cash	841	922
Trade receivables, net	1,345	1,362
Financing receivables, net	22,148	21,976
Inventories, net	8,552	7,410
Property, plant and equipment, net	7,142	7,090
Investments in unconsolidated subsidiaries and affiliates	616	645
Equipment under operating leases	1,104	1,059
Goodwill	2,499	2,504
Other intangible assets, net	791	810
Deferred tax assets	1,787	1,679
Derivative assets	199	261
Other assets	2,646	2,558

TOTAL ASSETS	$54,698	$53,843

Debt	$31,296	$29,866
Trade payables	6,812	7,369
Deferred tax liabilities	496	385
Pension, postretirement and other post-employment benefits	2,452	2,427
Derivative liabilities	123	94
Other liabilities	8,427	8,735

Total liabilities	$49,606	$48,876

Redeemable Noncontrolling interest	11	12
Common shares, € 0.01, par value; issued 1,353,050,526 and 1,350,073,530 common shares and outstanding 443,223,093 and 468,994,386 special voting shares at 3/31/2014 and 12/31/2013, respectively	25	25
Additional paid-in capital	4,292	4,283
Retained earnings	2,064	1,966
Accumulated other comprehensive loss	(1,353)	(1,373)
Noncontrolling interests	53	54

Equity	$5,081	$4,955

TOTAL EQUITY AND LIABILITIES	$54,698	$53,843

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three months Ended March 31, 2014 and 2013

(Unaudited)

	Three Months Ended March 31,
	2014	2013
	(in millions)
Revenues
Net sales	$7,211	$7,254
Finance and interest income	329	297

Total Revenues	$7,540	$7,551

Costs and Expenses
Cost of goods sold	$5,877	$5,914
Selling, general and administrative expenses	752	725
Research and development expenses	257	264
Restructuring expenses	12	9
Interest expense	311	272
Other, net	112	103

Total Costs and Expenses	$7,321	$7,287

Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	219	264
Income taxes	143	138
Equity in income of unconsolidated subsidiaries and affiliates	25	25

Net Income	101	151
Net income attributable to noncontrolling interests	1	40

Net income attributable to CNH Industrial N.V.	$100	$111

Earnings per share attributable to common shareholders
Basic	$0.07	$0.09
Diluted	$0.07	$0.09

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME (LOSS)

For the Three months Ended March 31, 2014 and 2013

(Unaudited)

	Three Months Ended March 31,
	2014	2013
	(in millions)
Net income	$101	$151
Other comprehensive income (loss), net of tax
Unrealized loss on cash flow hedges	(42)	(23)
Changes in retirement plans’ funded status	11	34
Foreign currency translation	55	68
Unrealized loss on available for sale securities	—	(1)
Share of other comprehensive income of entities using the equity method	(4)	9

Other comprehensive income, net of tax	20	87

Comprehensive income	121	238
Less: comprehensive income attributable to noncontrolling interests	1	30

Comprehensive income attributable to CNH Industrial N.V.	$120	$208

See accompanying notes to condensed consolidated financial statements

CNH INDUSTRIAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three months Ended March 31, 2014 and 2013

(Unaudited)

	Three Months Ended
	March 31,
	2014	2013
	(in millions)
Operating activities:
Net income	$101	$151
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization expense, net of assets under operating lease and assets sold under buy-back commitments	176	173
Depreciation and amortization expense of assets under operating lease and assets sold under buy-back commitments	97	88
Loss (gain) from disposal of assets	2	(2)
Undistributed income of unconsolidated subsidiaries	30	20
Other non cash items	45	53
Changes in operating assets and liabilities:
Provisions	27	44
Deferred income taxes	30	18
Trade and financing receivables related to sales, net	(386)	(861)
Inventories, net	(1,105)	(989)
Trade payables	(559)	150
Other assets and liabilities	(362)	(558)

Net cash used in operating activities	(1,904)	(1,713)

Investing activities:
Additions to retail receivables	(1,466)	(1,715)
Collections of retail receivables	1,700	1,781
Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	2	—
Proceeds from the sale of assets previously under operating leases and assets sold under buy-back commitments	128	132
Expenditures for property, plant and equipment and intangible assets, net of assets under operating lease and assets sold under buy-back commitments	(152)	(184)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(318)	(266)
Other	95	332

Net cash (used in)/provided by investing activities	(11)	80

Financing activities:
Proceeds from long-term debt	5,266	4,811
Payments of long-term debt	(3,556)	(4,529)
Net decrease in other financial liabilities	(360)	(192)
Dividends paid	(3)	—
Other	4	—

Net cash provided by financing activities	1,351	90

Effect of foreign exchange rate changes on cash and cash equivalents	25	(42)

Decrease in cash and cash equivalents	(539)	(1,585)

Cash and cash equivalents, beginning of year	5,567	5,199

Cash and cash equivalents, end of period	$5,028	$3,614

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Three months Ended March 31, 2014 and 2013

(Unaudited)

	Share Capital	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total	Redeemable Noncontrolling Interest
	(in millions)
Balance, December 31, 2012	$2,565	$577	$1,693	$(911)	$901	$4,825	$7
Net income	—	—	111	—	39	150	1
Other comprehensive income (loss), net of tax	—	—	—	97	(10)	87	—
Increase in noncontrolling interest due to change in ownership	—	(31)	—	—	42	11	—
Increase in the reserve for share-based payment	—	—	3	—	—	3	—
Other changes	—	—	14	—	5	19	—

Balance, March 31, 2013	$2,565	$546	$1,821	$(814)	$977	$5,095	$8

Balance, December 31, 2013	$25	$4,283	$1,966	$(1,373)	$54	$4,955	$12
Net income	—	—	100	—	—	100	1
Other comprehensive income, net of tax	—	—	—	20	—	20	—
Capital increase	—	4	—	—	—	4	—
Dividend paid	—	—		—	(1)	(1)	(2)
Increase in the reserve for share-based payment	—	5	—	—	—	5	—
Other changes	—	—	(2)	—	—	(2)	—

Balance, March 31, 2014	$25	$4,292	$2,064	$(1,353)	$53	$5,081	$11

See accompanying notes to condensed consolidated financial statements

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1. BASIS OF PRESENTATION

CNH Industrial N.V. (“CNH Industrial” or the “Company”) is incorporated in, and under the laws of, The Netherlands, and has its corporate office in Basildon, United Kingdom. The Company was formed as a result of the business combination transaction (the “Merger”) between Fiat Industrial S.p.A. (“Fiat Industrial” and, together with its subsidiaries the “Fiat Industrial Group”) and CNH Global N.V. (“CNH Global”).

The condensed consolidated financial statements of CNH Industrial N.V. and its consolidated subsidiaries have been prepared by the Company, without audit, pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”) have been condensed or omitted as permitted by such rules and regulations. All adjustments, consisting of normal recurring adjustments, have been included. Management believes that the disclosures are adequate to present fairly the financial position, results of operations, and cash flows at the dates and for the periods presented. These interim financial statements should be read in conjunction with the financial statements and the notes thereto appearing in the Company’s annual report on Form 20-F filed for the year ended December 31, 2013 with the SEC. Results for interim periods are not necessarily indicative of those to be expected for the fiscal year. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results could differ from those estimates.

The Company has realigned its reportable segments reflecting the five businesses now directly managed by CNH Industrial N.V., consisting of: (i) Agricultural Equipment, which designs, produces and sells agricultural equipment (ii) Construction Equipment, which designs, produces and sells construction equipment (iii) Commercial Vehicles, which designs, produces and sell trucks, commercial vehicles, buses, and special vehicles (iv) Powertrain, which produces and sells engines and transmissions for those vehicles and engines for marine applications and power generation and (v) Financial Services, which provides financial services to the customers of our products. The Company’s worldwide agricultural equipment, construction equipment, commercial vehicles and powertrain operations are collectively referred to as “Industrial Activities”. Segment information for the comparative period has been recast to conform to the current year’s presentation.

Certain financial information in this report has been presented by geographic area. Our geographic regions are: (1) NAFTA; (2) EMEA; (3) LATAM; and (4) APAC. The geographic designations have the following meanings:

•	NAFTA—United States, Canada and Mexico;

•	EMEA—28 member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

•	LATAM—Central and South America, and the Caribbean Islands; and

•	APAC—Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine).

2. HIGHLY INFLATIONARY ACCOUNTING FOR VENEZUELA OPERATIONS

Based on changes to the way Venezuela’s exchange rate mechanism operates, CNH Industrial has changed the bolivar fuerte (“Bs.F.”) rate used to re-measure its Venezuelan Commercial Vehicles business operations financial statements in U.S. dollars. Effective March 31, 2014, CNH Industrial started to use the exchange rate determined by U.S. dollar auctions conducted under Venezuela’s Complementary System of Foreign Currency Administration (SICAD I). From this date CNH Industrial is using an exchange rate of 10.7 Bs.F. to the U.S. dollar compared with the previously used Official Exchange Rate of 6.3 Bs.F. to the U.S. dollar. As a result, CNH Industrial recorded a pre-tax re-measurement charge of $64 million in the first quarter of 2014. At March 31, 2014, the Company’s Venezuelan subsidiary had net monetary assets of $94.6 million at 10.7 Bs.F., including $79 million of cash and cash equivalents. As the SICAD I rate is based on periodic auctions, there may be significant changes to the exchange rate in future quarters, as well as other related developments in Venezuela, which may impact the Company’s condensed consolidated financial statements.

The operating environment in Venezuela continues to be challenging, reflecting economic uncertainty and the Company’s limited ability to convert Bs.F. to U.S. dollars. Various restrictions on the Company’s ability to manage its operations, including restrictions on the distribution of foreign exchange by the authorities, have affected the Company’s Venezuelan operation’s ability to pay obligations denominated in U.S. dollars, thereby restricting the Company’s ability to benefit from its investment in this operation.

Additionally, in April 2014, Commercial Vehicles announced it was temporarily suspending its manufacturing operations in Venezuela effective immediately, due to the continuing currency crisis which has caused difficulties for Venezuelan industry in the importation of key components and materials.

3. VARIABLE INTEREST ENTITIES

The Company consolidates various securitization trusts and facilities that have been determined to be variable interest entities (“VIEs”) and of which the Company is a primary beneficiary. The Company has both the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIEs. For further information regarding VIEs, please see “Note 8: Receivables”.

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

The following table presents certain assets and liabilities of consolidated VIEs, which are included in the condensed consolidated balance sheets included in this report. The assets in the table include only those assets that can be used to settle obligations of the consolidated VIEs. The liabilities in the table include third party liabilities of the consolidated VIEs, for which creditors do not have recourse to the general credit of the Company.

	March 31,	December 31,
	2014	2013
	(in millions)
Restricted cash	$819	$900
Financing receivables	12,382	12,379
Equipment on operating leases, net	107	116

Total Assets	$13,308	$13,395

Debt	$12,694	$12,871

Total Liabilities	$12,694	$12,871

4. EARNINGS PER SHARE

A reconciliation of basic and diluted earnings per share is as follows (in millions, except per share amounts):

	Three Months Ended March 31,
	2014	2013
Basic:
Net income attributable to CNH Industrial N.V.	$100	$111

Weighted average common shares outstanding-basic	1,353	1,223

Basic earnings per share attributable to CNH Industrial N.V. shareholders	$0.07	$0.09

Diluted:
Net income attributable to CNH Industrial N.V.	$100	$111

Weighted average common shares outstanding-basic	1,353	1,223
Effect of dilutive securities (when dilutive):
Stock Compensation Plans	6	—

Weighted average common shares outstanding-diluted	1,359	1,223

Diluted earnings per share attributable to CNH Industrial N.V. shareholders	$0.07	$0.09

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

5. EMPLOYEE BENEFIT PLANS AND POSTRETIRMENT BENEFITS

The following summarizes the components of net periodic benefit cost of CNH Industrial’s defined benefit pension plans and postretirement health and life insurance plans for the three months ended March 31, 2014 and 2013 (in millions):

	Pension		Healthcare		Other
	Three Months Ended March 31,		Three Months Ended March 31,		Three Months Ended March 31,
	2014	2013	2014	2013	2014	2013
Service cost	$7	$7	$2	$2	$4	$4
Interest cost	34	31	13	11	4	3
Expected return on assets	(38)	(41)	(1)	(1)	—	—
Amortization of:
Prior service credit	—	—	(3)	(3)	—	—
Actuarial loss (gain)	16	20	1	5	—	(1)

Net periodic benefit cost	$19	$17	$12	$14	$8	$6

6. INCOME TAXES

The effective tax rate for the three months ended March 31, 2014 was 65.3% compared to 52.3% for the three months ended March 31, 2013. The higher effective tax rate in 2014 was due primarily to the exceptional pre-tax charge relating to the re-measurement of Venezuelan assets, for which no corresponding tax benefit has been recorded.

7. SEGMENT INFORMATION

The operating segments through which the Company manages its operations are based on the internal reporting used by the Company’s Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by the Company.

The Company has realigned its reportable segments reflecting the five businesses now directly managed by CNH Industrial N.V., consisting of: (i) Agricultural Equipment, (ii) Construction Equipment, (iii) Commercial Vehicles, (iv) Powertrain, and (v) Financial Services. Segment information for comparative period has been recast to conform to the current year’s presentation.

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

CNH Industrial has the following five operating segments:

Agricultural Equipment which designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the Steyr brand in Europe.

Construction Equipment which designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, telehandlers and trenchers. Construction equipment is sold under the New Holland Construction and Case Construction brands.

Commercial Vehicles which designs, produces and sells a full range of light, medium and heavy vehicles for the transportation and distribution of goods through the Iveco brand, commuter buses and touring coaches through the Iveco Bus (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment through Iveco Astra, firefighting vehicles through the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

Powertrain which designs, manufactures and offers a range of propulsion and transmission systems for on- and off-road applications, as well as engines for marine application and power generation through the FPT Industrial brand.

Financial Services which offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products.

Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its usual business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. Segment expenses represent expenses deriving from each segment’s business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.

The CODM assessed the performance of the operating segments mainly on the basis of trading profit/(loss), earned by those segments, prepared in accordance with IFRS. Trading profit, which is a non-GAAP measure, is defined as income before restructuring, gains/(losses) on disposal of investments and other unusual items, interest expense of Industrial Activities, income taxes, equity in income (loss) of unconsolidated subsidiaries and affiliates, and noncontrolling interests.

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

A reconciliation from consolidated trading profit under IFRS to income before income taxes and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP for the three months ended March 31, 2014 and 2013 is provided below (in millions).

	Three Months Ended March 31,
	2014	2013
Trading Profit under IFRS	$510	$538
Adjustments/reclassifications to convert from trading profit to U.S. GAAP income before income taxes and equity in income of unconsolidated subsidiaries and affiliates
Accounting for development costs	(60)	(63)
Restructuring	(12)	(9)
Interest expenses of Industrial Activities, net of interest income and eliminations	(141)	(112)
Other	(78)	(90)

Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP	$219	$264

Segment Information

The following summarizes trading profit under IFRS by reportable segment (in millions):

	Three Months Ended March 31,
	2014	2013
Agricultural Equipment	$442	$446
Construction Equipment	1	(28)
Commercial Vehicles	(74)	(23)
Powertrain	30	15
Eliminations and Other	(19)	(7)

Total Trading profit of Industrial Activities under IFRS	$380	$403

Financial Services	130	135

Trading profit under IFRS	$510	$538

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

A summary of additional reportable segment information as of and for the three months ended March 31, 2014 and 2013 is as follows (in millions):

	Three Months Ended March 31,
	2014	2013
Revenues:
Agricultural Equipment	$3,706	$3,944
Construction Equipment	774	754
Commercial Vehicles	2,354	2,363
Powertrain	1,205	977
Eliminations and Other	(776)	(736)

Net revenues of Industrial Activities under IFRS	7,263	7,302
Financial Services	509	491
Eliminations and Other	(128)	(135)
Net revenues under IFRS	7,644	7,658
Differences, principally classification proceeds from the final sale of equipment sold under buy-back commitment or leased, net of finance income of Industrial Activities	(104)	(107)

Revenues under U.S. GAAP	$7,540	$7,551

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

8. RECEIVABLES

Financing Receivables, net

A summary of financing receivables as of March 31, 2014 and December 31, 2013 is as follows:

	March 31,	December 31,
	2014	2013
	(in millions)
Retail	$12,485	$12,730
Wholesale	9,522	9,111
Other	141	135

	$22,148	$21,976

Past due balances of financing receivables still accruing finance income represent the total balance held (principal plus accrued interest) with any payment amounts 30 days or more past the contractual payment due date. Non-performing financing receivables represent loans for which the Company has ceased accruing finance income. These receivables are generally 120 days delinquent. Finance income for non-performing receivables is recognized on a cash basis. Accrual of finance income is resumed when the receivable becomes contractually current and collections are reasonably assured.

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

The aging of financing receivables as of March 31, 2014 and December 31, 2013 is as follows (in millions):

	March 31, 2014
	30-59 Days	60-89 Days	Greater Than	Total Past		Total	Non
	Past Due	Past Due	90 Days	Due	Current	Performing	Performing	Total
Retail
NAFTA	$20		$—	$20	$8,292	$8,312	$14	$8,326
EMEA	24	16	—	40	1,494	1,534	175	1,709
LATAM	3	—	—	3	1,727	1,730	44	1,774
APAC	10	11	1	22	649	671	5	676

Total Retail	$57	$27	$1	$85	$12,162	$12,247	$238	$12,485

Wholesale
NAFTA	$—	$—	$—	$—	$4,087	$4,087	$31	$4,118
EMEA	159	2	—	161	3,803	3,964	163	4,127
LATAM	8	—	—	8	800	808	—	808
APAC	76	5	25	106	324	430	39	469

Total Wholesale	$243	$7	$25	$275	$9,014	$9,289	$233	$9,522

	December 31, 2013
	30-59 Days	60-89 Days	Greater Than	Total Past		Total	Non
	Past Due	Past Due	90 Days	Due	Current	Performing	Performing	Total
Retail
NAFTA	$18	$5	$3	$26	$8,336	$8,362	$30	$8,392
EMEA	75	21	8	104	1,524	1,628	220	1,848
LATAM	4	—	—	4	1,651	1,655	51	1,706
APAC	40	9	6	55	727	782	2	784

Total Retail	$137	$35	$17	$189	$12,238	$12,427	$303	$12,730

Wholesale
NAFTA	$—	$—	$—	$—	$3,536	$3,536	$30	$3,566
EMEA	180	36	1	217	4,052	4,269	241	4,510
LATAM	—	—	—	—	796	796	1	797
APAC	4	5	18	27	211	238	—	238

Total Wholesale	$184	$41	$19	$244	$8,595	$8,839	$272	$9,111

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

Allowance for credit losses activity for the three months ended March 31, 2014 and 2013 is as follows:

	March 31, 2014
	Retail	Wholesale	Other	Total
Opening Balance	$613	$112	$1	$726
Provision	20	2	1	23
charge-offs, net of recoveries	(23)	(9)	(1)	(33)
Foreign Currency Translation and Other	(64)	48	6	(10)

Ending Balance	546	153	7	706

Ending Balance: Individually Evaluated for Impairment	288	121	—	409

Ending Balance: Collectively Evaluated for Impairment	258	32	7	297

Receivables:
Ending Balance	12,485	9,522	141	22,148

Ending Balance: Individually Evaluated for Impairment	546	707	—	1,253

Ending Balance: Collectively Evaluated for Impairment	$11,939	$8,815	$141	$20,895

	March 31, 2013
	Retail	Wholesale	Other	Total
Opening Balance	$661	$120	$1	$782
Provision	31	7	1	$39
charge-offs, net of recoveries	(57)	(2)	(1)	$(60)
Foreign Currency Translation and Other	(10)	(1)	(1)	(12)

Ending Balance	625	124	—	749

Ending Balance: Individually Evaluated for Impairment	275	99	—	374

Ending Balance: Collectively Evaluated for Impairment	350	25	—	375

Receivables:
Ending Balance	11,588	8,675	113	20,376

Ending Balance: Individually Evaluated for Impairment	536	680	—	1,216

Ending Balance: Collectively Evaluated for Impairment	$11,052	$7,995	$113	$19,160

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

Allowance for credit losses activity for the year ended December 31, 2013 is as follows:

	December 31, 2013
	Retail	Wholesale	Other	Total
Opening Balance	$661	$120	$1	$782
Provision	62	1	—	63
charge-offs, net of recoveries	(111)	(8)	—	(119)
Foreign Currency Translation and Other	1	(1)	—	—

Ending Balance	613	112	1	726

Ending Balance: Individually Evaluated for Impairment	292	101	—	393

Ending Balance: Collectively Evaluated for Impairment	321	11	1	333

Receivables:
Ending Balance	12,730	9,111	135	21,976

Ending Balance: Individually Evaluated for Impairment	569	742	—	1,311

Ending Balance: Collectively Evaluated for Impairment	$12,161	$8,369	$135	$20,665

Financing receivables are considered impaired when it is probable the Company will be unable to collect all amounts due according to the contractual terms. Receivables reviewed for impairment generally include those that are either past due, or have provided bankruptcy notification, or require significant collection efforts. Receivables, which are impaired, are generally classified as non-performing.

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

	March 31, 2014				December 31, 2013
		Unpaid				Unpaid
	Recorded	Principal	Related	Average	Recorded	Principal	Related	Average
	Investment	Balance	Allowance	Investment	Investment	Balance	Allowance	Investment
With no related allowance
Retail
NAFTA	$9	$9	$—	$9	$17	$17	$—	$11
EMEA	$—	$—	$—	$—	$—	$—	$—	$—
LATAM	$—	$—	$—	$—	$—	$—	$—	$—
APAC	$—	$—	$—	$—	$—	$—	$—	$—
wholesale
NAFTA	$—	$—	$—	$—	$—	$—	$—	$—
EMEA	$38	$38	$—	$40	$42	$42	$—	$40
LATAM	$—	$—	$—	$—	$—	$—	$—	$—
APAC	$—	$—	$—	$—	$—	$—	$—	$—
With an allowance recorded
Retail
NAFTA	$28	$27	$12	$29	$27	$27	$13	$30
EMEA	$440	$440	$247	$434	$447	$447	$249	$473
LATAM	$—	$—	$—	$—	$—	$—	$—	$—
APAC	$69	$69	$29	$71	$78	$78	$30	$69
wholesale
NAFTA	$38	$38	$6	$37	$31	$30	$6	$34
EMEA	$571	$571	$68	$622	$644	$644	$78	$655
LATAM	$12	$10	$6	$12	$13	$11	$10	$14
APAC	$48	$48	$41	$43	$12	$12	$7	$14
Total
Retail	$546	$545	$288	$543	$569	$569	$292	$583
Wholesale	$707	$705	$121	$754	$742	$739	$101	$757

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

Troubled Debt Restructurings

A restructuring of a receivable constitutes a troubled debt restructuring (“TDR”) when the lender grants a concession it would not otherwise consider to a borrower experiencing financial difficulties. As a collateral based lender, the Company typically will repossess collateral in lieu of restructuring receivables. As such, for retail receivables, concessions are typically provided based on bankruptcy court proceedings. For wholesale receivables, concessions granted may include extended contract maturities, inclusion of interest-only periods, modification of a contractual interest rate to a below market interest rate and waiving of interest and principal.

TDRs are reviewed along with other receivables as part of management’s ongoing evaluation of the adequacy of the allowance for credit losses. The allowance for credit losses attributable to TDRs is based on the most probable source of repayment, which is normally the liquidation of collateral. In determining collateral value, the Company estimates the current fair market value of the equipment collateral and considers credit enhancements such as additional collateral and third party guarantees.

Before removing a receivable from TDR classification, a review of the borrower is conducted. If concerns exist about the future ability of the borrower to meet its obligations under the loans based on a credit review, the TDR classification is not removed from the receivable.

As of March 31, 2014, the Company had approximately 770 retail and finance lease receivable contracts in NAFTA classified as TDRs, of which the pre-modification value was $18 million and the post-modification value was $16 million. The court has determined the concession in 499 of these cases. The pre-modification value of these contracts was $9 million and the post-modification value was $7 million. As of March 31, 2013, the Company had approximately 1,000 retail and finance lease receivable contracts in NAFTA classified as TDRs, of which the pre-modification value was $27 million and the post-modification value was $24 million. The court has determined the concession in 590 of these cases. The pre-modification value of these contracts was $10 million and the post-modification value was $9 million. As the outcome of the bankruptcy cases is determined by a court based on available assets, subsequent re-defaults are unusual and were not material for retail and finance lease receivable contracts that were modified in a TDR during the previous 12 months ended March 31, 2014 and 2013.

As of March 31, 2014 and 2013, the Company had approximately $192 million and $233 million, respectively, in retail and finance lease receivable contracts related to Commercial Vehicles classified as TDRs. The concessions granted on these receivables are primarily skip payments and extensions of contract maturities and, the amount of these receivables that subsequently re-defaulted was not material.

As of March 31, 2014 and 2013, the Company had approximately $78 million and $97 million, respectively, in retail and finance lease contracts in LATAM classified as TDRs. The concessions granted on these receivables are primarily skip payments and extensions of contract maturities and, the amount of these receivables that subsequently re-defaulted was not material.

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

As of March 31, 2014 and 2013, the Company’s wholesale TDR agreements were immaterial.

Transfers of Financial Assets

The Company transfers a number of its financial receivables under securitization programs or factoring transactions.

A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This special purpose entity (“SPE”) finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). SPEs utilized in securitizations differ from other entities included in the Company’s condensed consolidated financial statements because the assets they hold are legally isolated. For bankruptcy analysis purposes, the Company has sold the receivables to the SPEs in a true sale and the SPEs are separate legal entities. Upon transfer of the receivables to the SPEs, the receivables and certain cash flows derived from them become restricted for use in meeting obligations to the SPEs creditors. The SPEs have ownership of cash balances that also have restrictions for the benefit of the SPEs’ investors. The Company’s interests in the SPEs’ receivables are subordinate to the interests of third party investors. None of the receivables that are directly or indirectly sold or transferred in any of these transactions are available to pay the Company’s creditors until all obligations of the SPE have been fulfilled.

These trusts were determined to be VIEs and, consequently, the Company has consolidated these trusts. In its role as servicer, the Company has the power to direct the trusts’ activities. Through its retained interests, the Company has an obligation to absorb certain losses or the right to receive certain benefits that could potentially be significant to the trusts.

No recourse provisions exist that allow holders of the asset-backed securities issued by the trusts to put those securities back to the Company although the Company provides customary representations and warranties that could give rise to an obligation to repurchase from the trusts any receivables for which there is a breach of the representations and warranties. Moreover, the Company does not guarantee any securities issued by the trusts. The trusts have a limited life and generally terminate upon final distribution of amounts owed to investors or upon exercise of a cleanup-call option by the Company, in its role as servicer.

Furthermore, factoring transactions may be either with recourse or without recourse; certain without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor takes priority participation in the losses, or requires a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not qualify for the derecognition of the assets since the risks and rewards connected with collection are not substantially transferred, and, accordingly, the Company continues to recognize the receivables transferred by this means in its balance sheet and recognizes a financial liability of the same amount under asset-backed financing.

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

At March 31, 2014 and December 31, 2013, the carrying amount of such restricted assets included in financing receivables above are the following (in millions):

	Restricted Receivables
	March 31, 2014	December 31, 2013
Retail note and finance lease receivables	$9,084	$8,960
Wholesale receivables	6,482	6,042

Total	$15,566	$15,002

At March 31, 2014 and December 31, 2013, the Company also had $365 million and $360 million, respectively, of VAT receivables included in Other Assets that were used as collateral in certain borrowings.

9. INVENTORIES

Inventories as of March 31, 2014 and December 31, 2013 consist of the following (in millions):

	March 31, 2014	December 31, 2013
Raw materials	$2,275	$1,956
Work-in-process	1,140	949
Finished goods	5,137	4,505

Total inventories	$8,552	$7,410

10. INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES

A summary of investments in unconsolidated subsidiaries and affiliates as of March 31, 2014 and December 31, 2013 is as follows:

	March 31, 2014	December 31, 2013
	(in millions)
Equity method	$609	$638
Cost method	7	7

Total	$616	$645

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

11. GOODWILL AND OTHER INTANGIBLES

Changes in the carrying amount of goodwill for the three months ended March 31, 2014 is as follows (in millions):

	Agricultural	Construction	Commercial		Financial
	Equipment	Equipment	Vehicles	Powertrain	Services	Total
	(in millions)
Balance at December 31, 2013	$1,657	$606	$71	$6	$164	$2,504
Impact of foreign exchange	6	(11)	1	—	(1)	(5)

Balance at March 31, 2014	$1,663	$595	$72	$6	$163	$2,499

As of March 31, 2014 and December 31, 2013, the Company’s other intangible assets and related accumulated amortization consisted of the following:

		March 31, 2014			December 31, 2013
	Weighted Avg.		Accumulated			Accumulated
	Life	Gross	Amortization	Net	Gross	Amortization	Net
	(in millions)
Other intangible assets subject to amortization:
Dealer Networks	15	$250	$123	$127	$252	$122	$130
Patents, concessions, licenses and other	5-25	1,505	1,113	392	1,505	1,097	408

		1,755	1,236	519	1,757	1,219	538

Other intangible assets not subject to amortization:
Trademarks		272	—	272	272	—	272

Total other intangible assets		$2,027	$1,236	$791	$2,029	$1,219	$810

CNH Industrial recorded amortization expense of $27 million and $28 million for the three months ended March 31, 2014 and 2013, respectively.

12. CREDIT FACILITIES AND DEBT

On March 18, 2014, CNH Industrial closed its offering of €1 billion ($1.4 billion) in principal amount of 2.75% notes due March 2019, which was priced on March 13, 2014. The notes have been issued by CNH Industrial Finance Europe S.A., a wholly-owned subsidiary of CNH Industrial N.V., under the Global Medium Term Note Programme guaranteed by CNH Industrial N.V.

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

13. OTHER LIABILITIES

A summary of other liabilities as of March 31, 2014 and December 31, 2013 is as follows:

	March 31, 2014	December 31, 2013
	(in millions)
Advances on buy-back agreements	$1,929	$1,902
Warranty and campaign programs	1,096	1,111
Marketing and sales incentive programs	1,364	1,340
Accrued expenses and deferred income	702	748
Legal reserves	541	551
Contract reserve	463	467
Restructuring reserve	78	77
Other	2,254	2,539

Total	$8,427	$8,735

Warranty and Campaign Program

CNH Industrial pays for basic warranty and other service action costs. A summary of recorded activity for the three months ended March 31, 2014 and 2013 for the basic warranty and accruals for campaign programs are as follows:

	2014	2013
	(in millions)
Balance at January 1	$1,111	$1,058
Additions	178	165
Claims paid	(192)	(175)
Currency translation adjustment and other	(1)	(25)

Balance at March 31	$1,096	$1,023

Restructuring Provision

The Company incurred restructuring costs of $12 million and $9 million for the three months ended March 31, 2014 and 2013, respectively. Restructuring costs incurred in 2014 were primarily related to Construction Equipment in the amount of $8 million and Commercial Vehicles in the amount of $4 million. Restructuring costs incurred in 2013 were primarily related to Commercial Vehicles.

14. COMMITMENTS AND CONTINGENCIES

As a global company with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, particularly in the areas of product liability (including asbestos-related liability), product performance, retail and wholesale credit, competition and antitrust law, intellectual property matters (including patent infringement), disputes with dealers and suppliers and service providers, environmental risks, and tax and employment matters. The most significant of these matters are described below.

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

The outcome of any current or future proceedings cannot be predicted with certainty. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results. When it is probable that such a loss has been incurred and the amount can be reasonably estimated, an accrual has been made against our earnings and included in “Other liabilities” on the condensed consolidated balance sheets.

Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, the Company believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on its condensed consolidated financial statements.

Environmental

Pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), which imposes strict and, under certain circumstances, joint and several liability for remediation and liability for natural resource damages, and other federal and state laws that impose similar liabilities, CNH Industrial has received inquiries for information or notices of its potential liability regarding 64 non-owned U.S. sites at which regulated materials allegedly generated by CNH Industrial were released or disposed (“Waste Sites”). Of the Waste Sites, 15 are on the National Priority List (“NPL”) promulgated pursuant to CERCLA. For 58 of the Waste Sites, the monetary amount or extent of the Company’s liability has either been resolved; it has not been named as a potentially responsible party (“PRP”); or its liability is likely de minimis.

Because estimates of remediation costs are subject to revision as more information becomes available about the extent and cost of remediation and because settlement agreements can be reopened under certain circumstances, the Company’s potential liability for remediation costs associated with the 64 Waste Sites could change. Moreover, because liability under CERCLA and similar laws can be joint and several, CNH Industrial could be required to pay amounts in excess of its pro rata share of remediation costs. However, when appropriate, the financial strength of other PRPs has been considered in the determination of the Company’s potential liability. CNH Industrial believes that the costs associated with the Waste Sites will not have a material effect on the Company’s business, financial position or results of operations.

The Company is conducting environmental investigatory or remedial activities at certain properties that are currently or were formerly owned and/or operated or which are being decommissioned. The Company believes that the outcome of these activities will not have a material adverse effect on its business, financial position or results of operations.

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

The actual costs for environmental matters could differ materially from those costs currently anticipated due to the nature of historical handling and disposal of hazardous substances typical of manufacturing and related operations, the discovery of currently unknown conditions, and as a result of more aggressive enforcement by regulatory authorities and changes in existing laws and regulations. As in the past, CNH Industrial plans to continue funding its costs of environmental compliance from operating cash flows.

Investigation, analysis and remediation of environmental sites is a time consuming activity. The Company expects such costs to be incurred and claims to be resolved over an extended period of time which could exceed 30 years for some sites. As of March 31, 2014 and December 31, 2013, environmental reserves of approximately $45 million and $46 million, respectively, were established to address these specific estimated potential liabilities. Such reserves are undiscounted and do not include anticipated recoveries, if any, from insurance companies. After considering these reserves, management is of the opinion that the outcome of these matters will not have a material adverse effect on the Company’s financial position or results of operations.

Other Litigation and Investigation

Ligon: In this action alleging breach of contract and fraud following CNH America’s (now known as CNH Industrial America LLC) decision to change its supplier of hydraulic cylinders, Ligon and HTI sought damages related to unused inventory they claim HTI manufactured in reliance on CNH America’s planning numbers, alleged lost profits, equipment and improvement costs and punitive damages. Following trial in December 2011, the jury returned its verdict on December 16, 2011, finding in CNH America’s favor on HTI’s contract claim, and in plaintiffs’ favor on the fraudulent suppression claim. The jury awarded plaintiffs $3.8 million in compensatory damages and $7.6 million in punitive damages. CNH America appealed the case to the Alabama Supreme Court. On November 8, 2013 the Alabama Supreme Court, in a 6-2 decision, affirmed the jury award of compensatory and punitive damages. Following an agreement between plaintiffs and CNH America as to the verdict, interest and court-awarded costs, CNH America paid plaintiffs $12.8 million on January 7, 2014. The amount was accrued for in “Other liabilities” at December 31, 2013. The judgment was marked in the trial court record as having been satisfied and the matter is closed.

European Commission anti-competition investigation: Starting January 2011, Iveco and certain of its competitors have been subject to an investigation being conducted by the European Commission into certain business practices of the leading manufacturers of commercial vehicles in the European Union in relation to possible anti-competitive behavior. It is not possible at the present moment to predict when and in what way these investigations will be concluded.

Guarantees

At March 31, 2014 and December 31, 2013, CNH Industrial has provided guarantees of $517 million and $513 million, respectively, on the debt or commitments of third parties or non-consolidated affiliates. These guarantees consist of loan guarantees on behalf of certain dealers by Agricultural Equipment and Construction Equipment and performance guarantees on behalf of some joint ventures by Commercial Vehicles.

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

Other Contingencies

Fiat Industrial S.p.A. (“Fiat Industrial”) was formed as a result of the demerger of Fiat S.p.A. (“Fiat”) in favor of Fiat Industrial (the “Demerger”). CNH Industrial, as successor to Fiat Industrial, continues to be liable jointly with Fiat for any liabilities of Fiat that arose prior to effectiveness of the Demerger and that remained unsatisfied at the effective date of the Demerger in the event that Fiat fails to satisfy such liabilities. The statutory liability assumed by CNH Industrial is limited to the value of the net assets transferred to Fiat Industrial in the Demerger and survives until all the liabilities of Fiat existing as of the Demerger are satisfied in full. Furthermore, CNH Industrial may be responsible jointly with Fiat in relation to tax liabilities, even if such liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. CNH Industrial estimates that the liabilities of Fiat that were outstanding as of March 31, 2014 for which CNH Industrial may be held jointly liable as described above in the event that Fiat fails to satisfy such obligations amount to approximately $5.7 billion. CNH Industrial evaluated as extremely remote the risk of Fiat’s insolvency and therefore no specific provision has been accrued in respect of the above mentioned joint-liabilities.

15. FINANCIAL INSTRUMENTS

Determination of Fair Value

When available, the Company uses quoted market prices to determine fair value and classifies such items in Level 1. In some cases where a market price is not available, the Company will make use of observable market based inputs to calculate fair value, in which case the items are classified in Level 2.

If quoted or observable market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market parameters such as interest rates, currency rates, or yield curves. Items valued using such internally generated valuation techniques are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified in Level 3 even though there may be some significant inputs that are readily observable.

The following section describes the valuation methodologies used by the Company to measure various financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified. Where appropriate, the description includes details of the valuation models, and the key inputs to those models, as well as any significant assumptions.

Derivatives

CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

derivative contract. CNH Industrial does not hold or issue derivative or other financial instruments for speculative purposes. The credit and market risk for interest rate hedges is reduced through diversification among various counterparties, utilizing mandatory termination clauses and/or collateral support agreements. Derivative instruments are generally classified as Level 2 or 3 in the fair value hierarchy. The cash flows underlying all derivative contracts were recorded in operating activities in the statements of condensed consolidated cash flows.

Foreign Exchange Contracts

CNH Industrial has entered into foreign exchange forward contracts, swaps, and options in order to manage and preserve the economic value of cash flows in non-functional currencies. CNH Industrial conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities and expected inventory purchases and sales. Derivative instruments that are utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income (loss) and recognized in earnings when the related transaction occurs. Ineffectiveness related to these hedge relationships is recognized currently in the condensed consolidated statements of operations in the line “Other, net” and was not significant for all periods presented. The maturity of these instruments does not exceed 17 months and the after-tax losses deferred in accumulated other comprehensive income (loss) that will be recognized in net sales and cost of goods sold over the next twelve months assuming foreign exchange rates remain unchanged is approximately $57 million. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income (loss) is recognized immediately in earnings. Such amounts were insignificant in all periods presented.

CNH Industrial also uses forwards and swaps to hedge certain assets and liabilities denominated in foreign currencies. Such derivatives are considered economic hedges and not designated as hedging instruments. The changes in the fair values of these instruments are recognized directly in income in “Other, net” and are expected to offset the foreign exchange gains or losses on the exposures being managed.

All of CNH Industrial’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s foreign exchange derivatives was $10.2 billion and $9.7 billion at March 31, 2014 and December 31, 2013, respectively.

Interest Rate Derivatives

CNH Industrial has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business. Interest rate derivatives that have been designated in cash flow hedging relationships are being used by the Company to mitigate the risk of rising interest rates related to existing debt and anticipated issuance of fixed-rate debt in future periods. Gains and losses on these instruments, to the extent that the hedge

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

relationship has been effective, are deferred in accumulated other comprehensive income (loss) and recognized in interest expense over the period in which CNH Industrial recognizes interest expense on the related debt. Any ineffectiveness is recorded in “Other, net” in the condensed consolidated statements of operations and was insignificant for all periods presented. The maximum length of time over which CNH Industrial is hedging its interest rate exposure through the use of derivative instruments designated in cash flow hedge relationships is 60 months. The after-tax losses deferred in accumulated other comprehensive income (loss) that will be recognized in interest expense over the next twelve months is approximately $(1) million.

Interest rate derivatives that have been designated as fair value hedge relationships have been used by CNH Industrial to mitigate the risk of reductions in the fair value of existing fixed rate bonds and medium-term notes due to increases in LIBOR based interest rates. Gains and losses on these instruments are recorded in “Interest expense” in the period in which they occur and an offsetting gain or loss is also reflected in “Interest expense” based on changes in the fair value of the debt instrument being hedged due to changes in LIBOR based interest rates. Ineffectiveness was insignificant for the three months ended March 31, 2014 and 2013, respectively.

CNH Industrial also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments to mitigate interest rate risk related to CNH Industrial’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. These facilities require CNH Industrial to enter into interest rate derivatives. To ensure that these transactions do not result in the Company being exposed to this risk, CNH Industrial enters into a compensating position. Net gains and losses on these instruments were insignificant for the three months ended March 31, 2014 and 2013, respectively.

All of CNH Industrial’s interest rate derivatives outstanding as of March 31, 2014 and December 31, 2013 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s interest rate derivatives was approximately $6.5 billion and $5.7 billion at March 31, 2014 and December 31, 2013, respectively.

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

Financial Statement impact of CNH Industrial Derivatives

The fair values of CNH Industrial’s derivatives as of March 31, 2014 and December 31, 2013 in the condensed consolidated balance sheets are recorded as follows:

	March 31,	December 31,
	2014	2013
	(in millions)
Derivatives Designated as Hedging Instruments:
Assets:
Foreign exchange contracts	$95	$159
Interest rate derivatives	59	49

Total assets	$154	$208

Liabilities
Foreign exchange contracts	$(52)	$(42)
Interest rate derivatives	(23)	(14)

Total liabilities	$(75)	$(56)

Derivatives Not Designated as Hedging Instruments:
Assets:
Foreign exchange contracts	$38	$45
Interest rate derivatives	7	8

Total assets	$45	$53

Liabilities
Foreign exchange contracts	$(35)	$(28)
Interest rate derivatives	(13)	(10)

Total liabilities	$(48)	$(38)

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

Pre-tax gains (losses) on the condensed consolidated statements of operations related to CNH Industrial’s derivatives for the three months ended March 31, 2014 and 2013 are recorded in the following accounts:

	Three Months Ended March 31,
	2014	2013
	(in millions)
Fair Value Hedges
Interest rate derivatives—Interest expense	$10	$2
Gains/(losses) on hedged items—Interest expense	(10)	(2)
Cash Flow Hedges
Recognized in accumulated other comprehensive income (Effective Portion):
Foreign exchange contracts—accumulated other comprehensive income	$(41)	$(55)
Interest rate derivatives—accumulated other comprehensive income	$3	$4
Reclassified from accumulated other comprehensive income (Effective Portion):
Foreign exchange contracts—Net sales	$4	$(2)
Foreign exchange contracts—Cost of goods sold	13	(3)
Foreign exchange contracts—Other, net	—	(7)
Interest rate derivatives—Interest expense	7	(5)
Not Designated as Hedges
Foreign exchange contracts—Other, net	$3	$(18)
Interest rate derivatives—Interest expense	$—	$—

Items Measured at Fair Value on a Recurring Basis

The following tables present for each of the fair-value hierarchy levels the Company’s assets and liabilities that are measured at fair value on a recurring basis at March 31, 2014 and December 31, 2013:

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

	Level 1		Level 2		Total
	March 31, 2014	December 31. 2013	March 31, 2014	December 31. 2013	March 31, 2014	December 31. 2013
	(in millions)
Assets
Foreign exchange derivatives	$—	$—	$133	$204	$133	$204
Interest rate derivatives	—	—	66	57	66	57
Available for sale securities	1	1	—	—	1	1

Total assets	$1	$1	$199	$261	$200	$262

Liabilities
Foreign exchange derivatives	$—	$—	$(87)	$(70)	$(87)	$(70)
Interest rate derivatives	—	—	(36)	(24)	(36)	(24)

Total liabilities	$—	$—	$(123)	$(94)	$(123)	$(94)

Fair Value of Other Financial Instruments

The carrying value of cash and cash equivalents, restricted cash, trade accounts receivable and accounts payable included in the condensed consolidated balance sheets approximates their fair value.

Financial Instruments Not Carried at Fair Value

The estimated fair market values of financial instruments not carried at fair value in the condensed consolidated balance sheets as of March 31, 2014 and December 31, 2013 are as follows:

	March 31, 2014		December 31, 2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)
Financing receivables	$22,148	$22,096	$21,976	$21,974
Debt	$31,296	$31,985	$29,866	$30,361

Financing receivables

The fair value of financing receivables is based on the discounted values of their related cash flows at current market interest rates and they are classified as a Level 3 fair value measurement.

Debt

All debt is classified as a Level 2 fair value measurement, with the exception of bonds issued by CNH Industrial Finance Europe S.A. which are classified as a Level 1 fair value measurement.

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

16. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The Company’s share of comprehensive income (loss) includes net income plus other comprehensive income, which includes changes in fair value of certain derivatives designated as cash flow hedges, certain changes in pension and other retirement benefit plans, foreign currency translations gains and losses, changes in the fair value of available-for-sale securities, the Company’s share of other comprehensive income of entities accounted for using the equity method, and reclassifications for amounts included in net income less net income and other comprehensive income attributable to the noncontrolling interest. For more information on derivative instruments, see “Note 15: Financial Instruments”. For more information on pensions and retirement benefit obligations, see “Note 5: Employee Benefit Plans and Postretirement Benefits”. The Company’s other comprehensive income (loss) amounts are aggregated within accumulated other comprehensive income (loss). The tax effect for each component of other comprehensive income (loss) consisted of the following:

Three months ended March 31, 2014	Gross Amount	Income Taxes	Net Amount
Unrealized loss on cash flow hedges	$(62)	$20	$(42)
Changes in retirement plans’ funded status	14	(3)	11
Foreign currency translation	55	—	55
Share of other comprehensive income (loss) of entities using the equity method	(4)	—	(4)

Other comprehensive income	$3	$17	$20

Three months ended March 31, 2013	Gross Amount	Income Taxes	Net Amount
Unrealized loss on cash flow hedges	$(34)	$11	$(23)
Changes in retirement plans’ funded status	44	(10)	34
Foreign currency translation	68	—	68
Unrealized loss on available for sale securities	(1)	—	(1)
Share of other comprehensive income of entities using the equity method	9	—	9

Other comprehensive income	$86	$1	$87

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

The changes, net of tax, in each component of accumulated other comprehensive income (loss) consisted of the following:

	Unrealized Gain (Loss) on Cash Flow Hedges	Change in Retirement Plans’ Funded Status	Foreign Currency Translation	Unrealized Gain (Loss) on Available For Sale Securities	Share of Other Comprehensive Income of Entities Using the Equity Method	Total
Balance, December 31, 2012	$(41)	$(810)	$(70)	$2	$8	$(911)

Other comprehensive income (loss), before reclassifications	(32)	17	77	—	9	71
Amounts reclassified from other comprehensive income (loss)	11	16	—	(1)	—	26

Other comprehensive income (loss)¹	(21)	33	77	(1)	9	97

Balance, March 31, 2013	$(62)	$(777)	$7	$1	$17	$(814)

Balance, December 31, 2013	$49	$(826)	$(574)	$—	$(22)	$(1,373)

Other comprehensive income (loss), before reclassifications	(26)	—	55	—	(4)	25
Amounts reclassified from other comprehensive income (loss)	(16)	11	—	—	—	(5)

Other comprehensive income (loss)¹	(42)	11	55		(4)	20

Balance, March 31, 2014	$7	$(815)	$(519)	$—	$(26)	$(1,353)

¹	Excluded from the table above is other comprehensive income (loss) allocated to noncontrolling interests of nil and $(10) million for the three months ended March 31, 2014 and 2013, respectively.

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

Significant amounts reclassified out of each component of accumulated other comprehensive income (loss) in the three months ended March 31, 2014 and 2013 consisted of the following:

	Amount reclassified from other comprehensive income (loss)		Consolidated Statement of Operations line
	Three Months Ended March 31,
	2014	2013
	(in millions)
Cash flow hedges	$(4)	$2	Net sales
	(13)	3	Cost of goods sold
	—	7	Other, net
	(7)	5	Interest expense
	8	(6)	Income taxes

	$(16)	$11

Change in retirement plans’ funded status:
Amortization of actuarial losses	$17	$24	*
Amortization of prior service cost	(3)	(3)	*
	(3)	(5)	Income taxes

	$11	$16

Available-for-sale securities	$—	$(1)	Other, net

Total reclassifications, net of tax	$(5)	$26

*	These amounts are included in net periodic pension and other postretirement benefit cost. See “Note 5: Employee Benefit Plans and Postretirement Benefits” for additional information.

17. RELATED PARTY INFORMATION

CNH Industrial’s related parties are primarily Exor S.p.A. and the companies that Exor controls or has significant influence over, including Fiat S.p.A. and its subsidiaries and affiliates (Fiat or the Fiat Group). As of March 31, 2014, Exor S.p.A. held 40.9% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by Exor S.p.A. and (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of March 31, 2014. In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries and affiliates which CNH Industrial has a significant influence over or jointly controls.

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

For material related party transactions involving the purchase of goods and services, CNH Industrial generally solicits and evaluates bid proposals prior to entering into any such transactions. The Company’s Audit Committee conducts a review to determine that all related party transactions are on what the Audit Committee has determined to be arm’s-length terms.

Transactions with the Fiat Group and Exor

In connection with the Demerger, Fiat and Fiat Industrial entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the various service provider subsidiaries of such entities provide services (such as purchasing, tax, accounting and other back office services, security and training) to the various service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-In letter which may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. In 2011, various entities of CNH Industrial approved the MSA and the applicable related Opt-In letters. Companies of the Fiat Group provide CNH Industrial with administrative services such as accounting, cash management, maintenance of plant and equipment, security, research and development, information systems and training under the terms and conditions of the MSA and the applicable Opt-in Letters.

During 2012, CNH pre-merger entered into a lease agreement with Chrysler Group LLC in which the Company leases an aircraft to Chrysler Group LLC with an initial term of two years and annual rent of approximately $1.3 million.

During 2012, Fiat India Private Limited (“FIPL”) lost its Indian Supreme Court case regarding the proper amount of excise duty imposed on the valuation of motor vehicles for the period April 1998 through June 2001. As the successor company of the amalgamation, New Holland Fiat (India) Pvt. Ltd. (“NHFIPL”) is liable for the payment of the $59 million excise duty. Although the Indian Supreme Court did not rule on interest, the Indian Excise Department has demanded interest, which was not quantified in the demand letter (but which could aggregate to as much as approximately $128 million). Since this liability pertains to the period prior to the amalgamation, the indemnification clause in the Merger Agreement signed on February 22, 2008 requires Fiat Group Automobiles S.p.A. (“FGA”) to fully reimburse CNH Asian Holdings (or NHFIPL) for this excise duty and any interest related thereto. The Company had recorded the excise duty accrual and related indemnification receivable from FGA within other liabilities and other assets, respectively. The interest would also be indemnified by FGA and, therefore, would not have any net impact to the condensed consolidated statements of operations or cash flows for the Company. As of December 31, 2012 the remaining balance of both excise duty accrual and related indemnification receivable from FGA amounted to $45 million. The accrual and receivable were settled in 2013.

Additionally, CNH Industrial sells engines and light commercial vehicles to and purchases engine blocks and other components from the Fiat Group companies.

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

These transactions with the Fiat Group are reflected on the Company’s condensed consolidated statements of operations as follows:

	Three Months Ended March 31,
	2014	2013
Net sales	$247	$220

Cost of goods sold	$120	$111

Selling, general and administrative expenses	$52	$53

	March 31, 2014	December 31, 2013
Trade receivables	$35	$36

Trade payables	$178	$178

Exor is a major investment holding company in Europe. Among other things, Exor manages a portfolio that includes investments in Fiat and Cushman & Wakefield, Inc. CNH Industrial purchases real estate services from Cushman & Wakefield. The related transaction amounts were insignificant for the three months ended March 31, 2014 and 2013.

Transactions with the unconsolidated subsidiaries and affiliates

CNH Industrial sells commercial vehicles, agricultural and construction equipment, and provides technical services to unconsolidated subsidiaries and affiliates such as Iveco Oto Melara Societa consortile, CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S. and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from unconsolidated subsidiaries and affiliates, such as Turk Traktor ve Ziraat Makineleri A.S. These transactions primarily affected revenues, finance and interest income, cost of goods sold, trade receivables and payables and are presented as follows:

	Three Months Ended March 31,
	2014	2013
	(in millions)
Net sales	$208	$189

Cost of goods sold	$124	$129

	March 31, 2014	December 31, 2013
	(in millions)
Trade receivables	$97	$83

Trade payables	$144	$162

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

At March 31, 2014 and December 31, 2013, CNH Industrial had pledged guarantees on commitments of its joint venture for an amount of $285 million and $272 million, respectively, mainly related to Iveco—Oto Melara Società consortile.

Transactions with other related parties

For the three months ended March 31, 2014 and 2013, the Company’s cost of goods sold includes nil and $13 million, respectively, related to purchases of components from the Brembo Group, which is controlled by Alberto Bombassei, who was a member of the Fiat Industrial Board of Directors until the merger of Fiat Industrial into CNH Industrial.

18. SUPPLEMENTAL INFORMATION

The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH Industrial. This supplemental information does not purport to represent the operations of each group as if each group were to operate on a standalone basis. For example, Industrial Activities presents the cost of “interest free” periods for wholesale receivables as Interest Compensation to Financial Services, and not as a reduction of sales in their statements of operations. This supplemental data is as follows:

Industrial Activities—The financial information captioned “Industrial Activities” reflects the consolidation of all majority-owned subsidiaries except for Financial Services business. Financial Services business has been included using the equity method of accounting whereby the net income and net assets of Financial Services business are reflected, respectively, in “Equity in income of unconsolidated subsidiaries and affiliates” in the accompanying condensed consolidated statements of operations, and in “Investment in Financial Services” in the accompanying condensed consolidated balance sheets.

Financial Services—The financial information captioned “Financial Services” reflects the consolidation or combination of Financial Services business.

Transactions between the “Industrial Activities” and “Financial Services” have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

	Statements of Operations
	Industrial Activities		Financial Services
	Three Months Ended March 31,		Three Months Ended March 31,
	2014	2013	2014	2013
	(in millions)
Revenues
Net sales	$7,213	$7,257	$—	$—
Finance and interest income	60	68	440	417

Total Revenues	$7,273	$7,325	$440	$417

Costs and Expenses
Cost of goods sold	$5,879	$5,917	$—	$—
Selling, general and administrative expenses	665	655	87	70
Research and development expenses	257	264	—	—
Restructuring expenses	12	9	—	—
Interest expense	195	180	172	166
Interest compensation to Financial Services	86	79	—	—
Other, net	89	53	52	85

Total Costs and Expenses	7,183	7,157	311	321

Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	90	168	129	96
Income taxes	95	100	48	38
Equity in income of unconsolidated subsidiaries and affiliates	21	22	4	3
Results from intersegment investments	85	61	1	(2)

Net Income	$101	$151	$86	$59

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

	Balance Sheets
	Industrial Activities		Financial Services
	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013
	(in millions)
ASSETS
Cash and cash equivalents	$4,245	$4,010	$783	$1,557
Restricted cash	—	—	841	922
Trade receivables, net	1,289	1,338	125	88
Financing receivables, net	4,798	5,826	23,481	23,640
Inventories, net	8,476	7,314	76	96
Property, plant and equipment, net	7,137	7,085	5	5
Investments in unconsolidated subsidiaries and affiliates	3,011	3,049	140	129
Equipment under operating leases	30	34	1,074	1,025
Goodwill	2,336	2,340	163	164
Other Intangible assets, net	768	796	23	14
Deferred tax assets	1,550	1,437	237	242
Derivative assets	189	254	12	10
Other assets	1,996	1,884	1,026	1,040

TOTAL ASSETS	$35,825	$35,367	$27,986	$28,932

LIABILITIES AND EQUITY
Debt	$12,980	$11,948	$24,447	$25,408
Trade payables	6,689	7,162	194	273
Deferred tax liabilities	321	225	175	160
Pension, postretirement and other post-employment benefits	2,424	2,419	28	8
Derivative liabilities	105	78	20	19
Other liabilities	8,214	8,568	587	531

TOTAL LIABILITIES	$30,733	$30,400	$25,451	$26,399

Redeemable noncontrolling interest	11	12	—	—
Equity	5,081	4,955	2,535	2,533

TOTAL EQUITY AND LIABILITIES	$35,825	$35,367	$27,986	$28,932

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

	Cash Flow Statements
	Industrial Activities		Financial Services
	Three Months Ended March 31,
	2014	2013	2014	2013
	(in millions)
Operating activities:
Net income	$101	$151	$86	$59
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization expense, net of assets under operating lease and assets sold under buy-back commitments	175	172	1	1
Depreciation and amortization expense of assets under operating lease and assets sold under buy-back commitments	63	59	34	29
Loss (gain) from disposal of assets	2	(2)	—	—
Undistributed income of unconsolidated subsidiaries	40	(38)	(6)	(1)
Other non cash items	13	35	32	18
Changes in operating assets and liabilities:
Provisions	8	21	19	23
Deferred income taxes	8	15	22	3
Trade and financing receivables related to sales, net	50	(122)	(441)	(751)
Inventories, net	(1,125)	(995)	20	6
Trade payables	(473)	218	(78)	(56)
Other assets and liabilities	(431)	(624)	66	66

Net cash used in operating activities	(1,569)	(1,110)	(245)	(603)

Investing activities:
Additions to retail receivables	—	—	(1,466)	(1,715)
Collections of retail receivables	—	—	1,700	1,781
Proceeds from sale of assets, net of assets under operating leases and assets sold under buy-back commitments	2	—	—	—
Proceeds from sale of assets previously under operating leases and assets sold under buy-back commitments	58	58	70	74
Expenditures for property, plant and equipment and intangible assets, net of assets under operating lease and assets sold under buy-back commitments	(142)	(184)	(10)	—
Expenditures for assets under operating lease and assets sold under buy-back commitments	(163)	(113)	(155)	(153)
Other	698	117	(603)	215

Net cash provided by (used in) investing activities	453	(122)	(464)	202

Financing activities:
Proceeds from long-term debt	1,795	793	3,471	4,018
Payments of long-term debt	(361)	(567)	(3,195)	(3,962)
Net decrease in other financial liabilities	(102)	(24)	(258)	(168)
Dividends paid	(3)	—	(90)	—
Other	4	—	—	—

Net cash provided by (used in) financing activities	1,333	202	(72)	(112)

Effect of foreign exchange rate changes on cash and cash equivalents	18	(40)	7	(2)

Increase (decrease) in cash and cash equivalents	235	(1,070)	(774)	(515)

Cash and cash equivalents, beginning of year	4,010	3,890	1,557	1,309

Cash and cash equivalents, end of period	$4,245	$2,820	$783	$794

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

19. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

CNH Industrial and certain 100% owned subsidiaries of CNH Industrial (the “Guarantor Subsidiaries”) guarantee the 7.875% Senior Notes issued by Case New Holland Industrial Inc. (formerly known as Case New Holland Inc.) in 2010. As the guarantees are fully unconditional, irrevocable and joint and several with all other guarantees and as the Guarantor Subsidiaries are all 100% owned by CNH Industrial, the Company has included the following condensed consolidating financial information as of March 31, 2014 and December 31, 2013 and for the three months ended March 31, 2014 and 2013. The condensed consolidating financial information reflects investments in consolidated subsidiaries on the equity method of accounting. The goodwill and other intangible assets are allocated to reporting units and are primarily reported by the Guarantor Subsidiaries, except for the portion related to Financial Services which is reported by All Other Subsidiaries. It is not practicable to allocate goodwill and other intangibles to the individual Guarantor Subsidiaries and All Other Subsidiaries.

Prior to the Merger, CNH Global was the parent company of Case New Holland Industrial Inc. Effective September 30, 2013, CNH Global, Fiat Industrial and Fiat Netherlands merged with and into CNH Industrial which succeeded to all of the assets and liabilities of the three companies. Following the Merger, CNH Industrial became the parent company of Case New Holland Industrial Inc. For comparative purposes, the condensed financial statements for the three months ended March 31, 2013 have been reclassified to include CNH Global, Fiat Industrial and Fiat Netherlands as part of the parent entity (CNH Industrial).

In an effort to reduce the complexity of the Company’s legal structure and as a part of the Company’s tax planning strategies, CNH Industrial has actively eliminated and transferred legal entities. These transactions between entities under common control are accounted for at historical cost in accordance with existing accounting guidance. As a consequence, any material future transactions related to CNH Industrial’s legal entity rationalization activities and tax planning strategies may result in a retroactive restatement of the information contained in this note as these transactions are completed.

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

	Condensed Statements of Operations For the Three Months Ended March 31, 2014
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)

Total revenues	$6	$2	$3,678	$5,541	$(1,687)	$7,540
Cost and Expenses:
Cost of goods sold	—	—	2,931	4,465	(1,519)	5,877
Selling, general and administrative expenses	16	—	177	559	—	752
Research and development expenses	—	—	99	158	—	257
Restructuring expenses			2	10		12
Interest expense	45	56	34	295	(119)	311
Interest compensation to Financial Services		—	49	—	(49)	—
Other, net		—	47	65	—	112

	61	56	3,339	5,552	(1,687)	7,321

Income (loss) before income taxes and equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(55)	(54)	339	(11)	—	219
Income taxes	(11)	(22)	75	101	—	143
Equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	144	200	83	63	(465)	25

Net income (loss)	100	168	347	(49)	(465)	101

Net income attributable to noncontrolling interests	—	—	—	1	—	1

Net income (loss) attributable to owners of the parent	$100	$168	$347	$(50)	$(465)	$100

	Condensed Statements of Comprehensive Income For the Three Months Ended March 31, 2014
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Comprehensive income (loss)	$120	$168	$272	$41	$(480)	$121
Comprehensive income attributable to noncontrolling interests	—	—	—	1	—	1

Comprehensive income (loss) attributable to owners of the parent	$120	$168	$272	$40	$(480)	$120

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

	Condensed Balance Sheets As of March 31, 2014
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Assets:
Cash and cash equivalents	$1	$—	$45	$4,982	$—	$5,028
Deposits in subsidiaries’ cash management pools	—	—	3,731	—	(3,731)	—
Receivables	15	1,242	5,884	36,918	(20,566)	23,493
Inventories, net	—	—	2,391	6,161	—	8,552
Property, plant and equipment, net	—	—	1,295	5,847	—	7,142
Equipment under operating leases	—	—	—	1,104	—	1,104
Investments in unconsolidated subsidiaries and affiliates	241	—	1	374	—	616
Investments in consolidated subsidiaries	11,176	6,445	1,925	1,642	(21,188)	—
Goodwill and intangibles	1	—	2,776	513	—	3,290
Other	279	69	(2,211)	8,155	(819)	5,473

Total Assets	$11,713	$7,756	$15,837	$65,696	$(46,304)	$54,698

Liabilities and equity:
Debt	$5,260	$4,885	$3,248	$37,919	$(20,016)	$31,296
Trade payables	12	304	2,963	7,017	(3,484)	6,812
Other liabilities	1,413	(14)	712	11,014	(1,616)	11,509
Total equity	5,028	2,581	8,914	9,746	(21,188)	5,081

Total Equity and Liabilities	$11,713	$7,756	$15,837	$65,696	$(46,304)	$54,698

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

	Condensed Statements of Cash Flow For the Three Months Ended March 31, 2014
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating Activities:
Net income (loss)	$100	$168	$347	$(49)	$(465)	$101
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	—	—	50	223	—	273
Other, net	1	(35)	(222)	(2,108)	86	(2,278)

Net cash provided by (used in) operating activities	101	133	175	(1,934)	(379)	(1,904)

Investing activities:
Expenditures for property, plant and equipment, equipment on operating lease, equipment sold under a buy-back commitment and intangible assets	—	—	(30)	(440)	—	(470)
Net additions from retail receivables and related securitizations	—	—	—	234	—	234
Withdrawals from (deposits in) subsidiaries’ cash management pools	—	—	10	—	(10)	—
Other, net	(70)	(89)	(27)	(62)	473	225

Net cash (used in) provided by investing activities	(70)	(89)	(47)	(268)	463	(11)

Financing Activities:
Net (decrease) increase in indebtedness	(39)	—	(91)	1,770	(290)	1,350
Dividends paid	—	(44)	(123)	(134)	298	(3)
Other, net	8	—	89	(1)	(92)	4

Net cash (used in) provided by financing activities	(31)	(44)	(125)	1,635	(84)	1,351

Other, net	—	—	—	25	—	25

Increase (decrease) in cash and cash equivalents	—	—	3	(542)	—	(539)
Cash and cash equivalents, beginning of year	1	—	42	5,524	—	5,567

Cash and cash equivalents, end of period	$1	$—	$45	$4,982	$—	$5,028

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

	Condensed Statements of Operations For the Three Months Ended March 31, 2013
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)

Total revenues	$19	$2	$3,671	$5,630	$(1,771)	$7,551
Cost and Expenses:
Cost of goods sold	—	—	2,959	4,555	(1,600)	5,914
Selling, general and administrative expenses	24	—	178	523	—	725
Research and development expenses	—	—	101	163	—	264
Restructuring expenses			—	9	—	9
Interest expense	40	69	37	252	(126)	272
Interest compensation to Financial Services	—	—	45	—	(45)	—
Other, net	—	(1)	61	43	—	103

	64	68	3,381	5,545	(1,771)	7,287
Income (loss) before income taxes and equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(45)	(66)	290	85	—	264
Income taxes	(11)	(25)	87	87	—	138
Equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	145	52	84	71	(327)	25

Net income (loss)	111	11	287	69	(327)	151

Net income attributable to noncontrolling interests	—	—	—	40	—	40

Net income (loss) attributable to owners of the parent	$111	$11	$287	$29	$(327)	$111

	Condensed Statements of Comprehensive Income For the Three Months Ended March 31, 2013
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Comprehensive income	$208	$11	$255	$55	$(291)	$238
Comprehensive income attributable to noncontrolling interests	—	—	—	30	—	30

Comprehensive income attributable to owners of the parent	$208	$11	$255	$25	$(291)	$208

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

	Condensed Balance Sheets As of December 31, 2013
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Assets:
Cash and cash equivalents	$1	$—	$42	$5,524	$—	$5,567
Deposits in subsidiaries’ cash management pools	—	—	3,739	—	(3,739)	—
Receivables	72	1,242	5,934	35,328	(19,238)	23,338
Inventories, net	—	—	2,096	5,314	—	7,410
Property, plant and equipment, net	—	—	1,293	5,797	—	7,090
Equipment under operating leases	—	—	—	1,059	—	1,059
Investments in unconsolidated subsidiaries and affiliates	239	—	1	405	—	645
Investments in consolidated subsidiaries	10,937	6,288	1,967	1,589	(20,781)	—
Goodwill and intangibles	2	—	2,761	551	—	3,314
Other	147	29	1,500	4,846	(1,102)	5,420

Total Assets	$11,398	$7,559	$19,333	$60,413	$(44,860)	$53,843

Liabilities and equity:
Debt	$5,321	$4,872	$3,355	$35,775	$(19,457)	$29,866
Trade payables	23	98	3,085	7,612	(3,449)	7,369
Other liabilities	1,153	132	4,217	7,324	(1,173)	11,653
Total equity	4,901	2,457	8,676	9,702	(20,781)	4,955

Total Equity and Liabilities	$11,398	$7,559	$19,333	$60,413	$(44,860)	$53,843

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

	Condensed Statements of Cash Flow For the Three Months Ended March 31, 2013
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating Activities:
Net income (loss)	$111	$11	$287	$69	$(327)	$151
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	—	—	47	214	—	261
Other, net	(91)	48	(1)	(2,245)	164	(2,125)

Net cash (used in) provided by operating activities	(20)	59	333	(1,962)	(163)	(1,713)

Investing activities:
Expenditures for property, plant and equipment, equipment on operating lease, equipment sold under a buy-back commitment and intangible assets	—	—	(33)	(417)	—	(450)
Net additions from retail receivables and related securitizations	—	—	—	66	—	66
(Deposits in) withdrawals from subsidiaries’ cash management pools	(165)	—	(244)	—	409	—
Other, net	(13)	—	(10)	107	380	464

Net cash (used in) provided by investing activities	(178)	—	(287)	(244)	789	80

Financing Activities:
Net increase (decrease) in indebtedness	39	(9)	(41)	598	(497)	90
Dividends paid	—	(7)	—	(25)	32	—
Other, net	14	7	—	140	(161)	—

Net cash (used in) provided by financing activities	53	(9)	(41)	713	(626)	90

Other, net	—	—	—	(42)	—	(42)

(Decrease) increase in cash and cash equivalents	(105)	50	5	(1,535)	—	(1,585)
Cash and cash equivalents, beginning of year	105	200	32	4,862	—	5,199

Cash and cash equivalents, end of period	$—	$250	$37	$3,327	$—	$3,614

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

20. SUBSEQUENT EVENTS

At the Annual General Meeting of Shareholders (“AGM”) held on April 16, 2014, the Company’s shareholders approved a distribution of dividend of €0.20 per common share. The cash dividend was declared in euro and was paid on April 30, 2014 for a total amount of $375 million (€271 million). Shareholders who held common shares on the record date traded on the New York Stock Exchange received the dividend in U.S. dollars at the USD/EUR exchange rate reported by the European Central Bank on April 17, 2014 ($0.2771 per common share).

At the AGM, shareholders also approved the adoption of the CNH Industrial N.V. Equity Incentive Plan (“EIP”), an umbrella program defining the terms and conditions for any subsequent long term incentive program, whose main features are as follows:

•	The EIP allows grants of the following specific types of equity awards to any current or prospective executive director, officer or employee of, or service provider to, CNH Industrial: stock options, stock appreciation rights, restricted share units, restricted stock, performance shares or performance share units and other stock-based awards that are payable in cash, common shares or any combination thereof subject to the terms and conditions established by the Compensation Committee.

•	The EIP authorizes 25 million common shares over a five-year period, of which a maximum of 7 million would be authorized for awards to executive directors. These shares may be newly issued shares or treasury shares.

•	The EIP will terminate at, and no more awards will be permitted to be granted thereunder ten years after its adoption by the Board of Directors of CNH Industrial. The termination of the EIP will not affect previously granted awards.

On April 28, 2014, the Company announced that it intends to enter into a technology license and component supply agreement with Sumitomo Construction Machinery Co. Ltd., a wholly owned subsidiary of Sumitomo Heavy Industries, Ltd. Under the agreement, the Company will manufacture Sumitomo designed crawler excavators (models ranging from 13 to 35 tonnes) at designed plants within its manufacturing network. Start of production of the new localized models is planned for mid-2016. This agreement also extends the existing Global Product Supply Agreement between CNH Industrial and Sumitomo Construction Machinery for the sourcing of excavators from Sumitomo plants.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

CNH Industrial N.V. (“CNH Industrial” or the “Company”) is incorporated in, and under the laws of, The Netherlands. The Company was formed as a result of the business combination transaction (“Merger”) between Fiat Industrial S.p.A. (“Fiat Industrial” and, together with its subsidiaries the “Fiat Industrial Group”) and CNH Global N.V. (“CNH Global”).

The Company has realigned its reportable segments reflecting the five businesses now directly managed by CNH Industrial N.V., consisting of: (i) Agricultural Equipment, which designs, produces and sells agricultural equipment (ii) Construction Equipment, which designs, produces and sells construction equipment (iii) Commercial Vehicles, which designs, produces and sell trucks, commercial vehicles, buses, and special vehicles (iv) Powertrain, which produces and sells engines and transmissions for those vehicles and engines for marine applications and power generation and (v) Financial Services, which provides financial services to the customers of our products. The Company’s worldwide agricultural equipment, construction equipment, commercial vehicles and powertrain operations are collectively referred to as “Industrial Activities”. Segment information for the comparative period has been recast to conform to the current year’s presentation.

The following discussion and analysis should be read in conjunction with our unaudited condensed consolidated financial statements and the notes to our unaudited condensed consolidated financial statements in this report, as well as our 2013 annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”). Results for the interim periods presented are not necessarily indicative of the results to be expected for the full fiscal year due to seasonal and other factors.

Certain financial information in this report has been presented by geographic area. Our geographic regions are: (1) NAFTA; (2) EMEA; (3) LATAM; and (4) APAC. The geographic designations have the following meanings:

•	NAFTA—United States, Canada and Mexico;

•	EMEA—28 member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);

•	LATAM—Central and South America, and the Caribbean Islands; and

•	APAC—Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine).

Non-GAAP Financial Measures

We monitor our operations through the use of several non-GAAP financial measures. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the reader’s ability to assess our financial performance and financial position. They provide measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industries in which we operate. These financial measures may not be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP.

Our non-GAAP financial measures are defined as follows:

Operating Profit under U.S. GAAP

Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses and research and development expenses.

Operating Profit of Financial Services is defined as revenues, less selling, general and administrative expenses, interest expenses and certain other operating expenses.

Trading Profit under IFRS

Trading Profit derived from financial information prepared in accordance with IFRS, is the internal financial measure management uses to assess the performance of operating segments. Trading Profit is defined as income before restructuring, gains/(losses) on disposal of investments and other unusual items, interest expense of Industrial Activities, income taxes, equity in income (loss) of unconsolidated subsidiaries and affiliates, and noncontrolling interests.

Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt)

Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash and derivatives hedging debt. We provide the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in our condensed consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

Revenues on a Constant Currency Basis

We discuss the fluctuations in revenues on a constant currency basis by applying the prior-year exchange rates to current year’s revenue expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

RESULTS OF OPERATIONS

The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding our consolidated operations and financial results. For further information, see “Note 18: Supplemental Information” to our condensed consolidated financial statements for the three months ended March 31, 2014, where we present supplemental consolidating data split by Industrial Activities and Financial Services. Industrial Activities include the Financial Services business on the equity basis of accounting. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated data.

2014 Compared to 2013

Consolidated Results of Operations

	Three Months Ended March 31,
	2014	2013
	(in millions)
Revenues:
Net sales	$7,211	$7,254
Finance and interest income	329	297

Total Revenues	7,540	7,551

Costs and Expenses:
Cost of goods sold	5,877	5,914
Selling, general and administrative expenses	752	725
Research and development expenses	257	264
Restructuring expenses	12	9
Interest expense	311	272
Other, net	112	103

Total Costs and Expenses	7,321	7,287

Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	219	264

Income taxes	143	138
Equity in income of unconsolidated subsidiaries and affiliates	25	25

Net income	101	151

Net income attributable to noncontrolling interests	1	40

Net income attributable to CNH Industrial N.V.	$100	$111

Revenues

We recorded revenues of $7,540 million during the three months ended March 31, 2014, consistent with the three months ended March 31, 2013. Net sales of Industrial Activities were $7,213 million in the first quarter of 2014, a 0.6% decrease compared to the prior year (+1.3% on a constant currency basis). Net of a 1.9% negative impact of currency translation, net sales increased in Construction Equipment and Powertrain, offsetting reduced net sales of Agricultural Equipment, primarily in LATAM. Net sales of Commercial Vehicles were substantially flat compared to 2013.

Cost of Goods Sold

Cost of goods sold were $5,877 million during the three months ended March 31, 2014 compared with $5,914 million during the three months ended March 31, 2013. The decrease of 0.6% was driven by the decrease in revenues. As a percentage of net sales of Industrial Activities, cost of goods sold was 81.5% in both the three months ended March 31, 2014 and 2013, respectively.

Selling, General and Administrative Expenses

Selling, general and administrative expenses amounted to $752 million during the three months ended March 31, 2014 (10.0% of revenues), a 3.7% increase compared with the $725 million recorded in the comparable period of 2013 (9.6% of revenues). The increase was primarily due to expenses associated with new activities launched in EMEA and LATAM for Financial Services to support Commercial Vehicles.

Research and Development Expenses

During the three months ended March 31, 2014, research and development expenses were $257 million compared to $264 million for the same period in 2013. The expense in both periods was primarily attributable to continued investment in new products and engine emissions compliance programs.

Restructuring Expenses

Restructuring expenses were $12 million during the three months ended March 31, 2014 compared to $9 million in 2013. Restructuring costs incurred in 2014 were primarily related to Construction Equipment in the amount of $8 million and Commercial Vehicles in the amount of $4 million. Restructuring costs incurred in 2013 were primarily related to Commercial Vehicles.

Interest Expense

Interest expense was $311 million during the three months ended March 31, 2014 ($272 million in 2013), of which $141 million was attributable to Industrial Activities, net of interest income and eliminations ($112 million in 2013). The increase in 2014 is due primarily to an increase in average net industrial debt, mainly due to working capital build-up to support expected increases in seasonal activity during the second quarter of 2014.

Other, net

Other net expenses were $112 million, an increase of $9 million from $103 million during the three months ended March 31, 2013. Based on recent changes to the way Venezuela’s exchange rate mechanism operates, we changed the bolivar fuerte (“Bs.F.”) rate used to re-measure our Venezuelan Commercial Vehicles business operations financial statements in U.S. dollars. As a result of this change, we recorded a pre-tax remeasurement charge of $64 million during the three months ended March 31, 2014. In the three months ended March 31, 2013, we recorded a pre-tax charge related to the dissolution of the Financial Services joint venture with Barclays for $41 million.

Income Taxes

	Three Months Ended March 31,
	2014	2013
	(in millions, except percents)
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	$219	$264
Income taxes	$143	$138
Effective tax rate	65.3%	52.3%

The increase in the effective tax rate from 2013 to 2014 was primarily due to the exceptional pre-tax charge relating to the re-measurement of Venezuelan assets, for which no corresponding tax benefit was recorded. Excluding this item, the effective tax rate for the three months ended March 31, 2014 was 50.5%. The effective rate for both periods was adversely affected by the mix of earnings and the effect of valuation allowances established in loss jurisdictions.

Business Segments

The following is a discussion of our results by segment.

	Three Months Ended March 31,
	2014	2013	$ Change	% Change
	(in millions, except percentages)
Revenues:
Agricultural Equipment	$3,706	$3,944	$(238)	-6.0%
Construction Equipment	774	754	20	2.7%
Commercial Vehicles	2,308	2,321	(13)	-0.6%
Powertrain	1,201	974	227	23.3%
Eliminations and other	(776)	(736)	(40)	—

Total net sales of Industrial Activities	7,213	7,257	(44)	-0.6%

Financial Services	440	417	23	5.5%
Eliminations and other	(113)	(123)	10	—

Total Revenues	$7,540	$7,551	$(11)	-0.1%

	Three Months Ended March 31,
	2014	2013	$ Change	% Change
	(in millions, except percentages)
Operating profit:
Agricultural Equipment	$464	$468	$(4)	-0.9%
Construction Equipment	3	(26)	29	111.5%
Commercial Vehicles	(70)	(28)	(42)	-150.0%
Powertrain	34	14	20	142.9%
Eliminations and other	(19)	(7)	(12)	—

Total Operating profit of Industrial Activities	412	421	(9)	-2.1%

Financial Services	134	141	(7)	-5.0%
Eliminations and other	(80)	(80)	—	—

Total Operating profit	$466	$482	$(16)	-3.3%

	Three Months Ended March 31, 2014
	Industrial Activities	Financial Services	Eliminations	Consolidated
Trading profit under IFRS	$380	$130	$—	$510
Development costs, net	(60)	—	—	(60)
Reclassification of Interest Compensation to Financial Services	86	—	(86)	—
Other adjustments and reclassifications, net	6	4	6	16

Total adjustments and reclassifications, net	32	4	(80)	(44)

Operating profit under U.S. GAAP	$412	$134	$(80)	$466

	Three Months Ended March 31, 2013
	Industrial Activities	Financial Services	Eliminations	Consolidated
Trading profit under IFRS	$403	$135	$—	$538
Development costs, net	(63)	—	—	(63)
Reclassification of Interest Compensation to Financial Services	79	—	(79)	—
Other adjustments and reclassifications, net	2	6	(1)	7

Total adjustments and reclassifications, net	18	6	(80)	(56)

Operating profit under U.S. GAAP	$421	$141	$(80)	$482

Net sales of Industrial Activities were $7,213 million during the three months ended March 31, 2014, a 0.6% decrease as compared to the prior-year period. The decrease was primarily due to reduced volumes for Agricultural Equipment, partially offset by increases for Powertrain and Construction Equipment.

Operating profit of Industrial Activities was $412 million in 2014, a decrease of $9 million compared to 2013 primarily due to the negative impact of foreign currency translation. Excluding foreign currency translation, increases in operating profit of Construction Equipment and Powertrain, together with margin improvements in Agricultural Equipment, more than offset the negative effects of challenging operating conditions in LATAM affecting Commercial Vehicles mainly due to a significant decline in demand in Brazil and in manufacturing activities in Venezuela.

Industrial Activities Performance by Business

Agricultural Equipment

Net Sales

The following table shows Agricultural Equipment net sales broken down by geographic region for the three months ended March 31, 2014 compared to 2013:

Agricultural Equipment Sales—by geographic region:

	Three Months Ended March 31,
(million)	2014	2013	% Change
NAFTA	$1,779	$1,784	-0.3%
EMEA	1,142	1,113	2.6%
LATAM	426	638	-33.2%
APAC	359	409	-12.2%

Total	$3,706	$3,944	-6.0%

Net sales of the Agricultural Equipment business were $3,706 million during the three months ended March 31, 2014, a 6.0% decrease compared to the same period in 2013 (down 3.9% on a constant currency basis). The decrease was primarily driven by reduced volumes, primarily in LATAM and APAC, and less favorable product mix. All of the regions reported decreases in revenue on a constant currency basis with the exception of NAFTA.

Worldwide agricultural equipment industry unit sales were up during the first quarter of 2014, with global demand for tractors up 3% but down 8% for combines. NAFTA tractor sales were up 4%, with the under 40 hp segment up 11% and the over 40 hp segment down 1%, and combine sales were down 7%. LATAM tractor sales decreased 24% and combine sales decreased 22%. EMEA markets were down 5% for tractors but up 13% for combines. APAC markets increased 7% for tractors but were down 20% for combines. Worldwide Agricultural Equipment market share performance was down for both tractors and combines mainly due to the expected timing impact from the transition to Tier 4B final emissions regulations in major markets. For tractors, our market share was down in NAFTA and APAC but up in EMEA and LATAM. For combines, our market share was down in all regions.

Operating Profit

Agricultural Equipment operating profit was $464 million (operating margin 12.5%), down $4 million from $468 million operating profit for 2013 (operating margin 11.9%). The higher operating margin is due to net price realization and improved industrial performance offsetting negative volume and mix.

Construction Equipment

Net Sales

The following table shows Construction Equipment net sales broken down by geographic region for the three months ended March 31, 2014 compared to the prior-year period:

Construction Equipment Sales—by geographic region:

	Three Months Ended March 31,
(million)	2014	2013	% Change
NAFTA	$298	$297	0.3%
EMEA	154	131	17.6%
LATAM	238	233	2.1%
APAC	84	93	-9.7%

Total	$774	$754	2.7%

Net sales of the Construction Equipment business were $774 million during the three months ended March 31, 2014, a 2.7% increase compared to the same period in 2013 (up 8.1% on a constant currency basis). The increase was primarily driven by higher industry unit demand in all regions with the exception of LATAM.

Worldwide heavy and light construction equipment industry sales were up 9% and 6%, respectively, in the first quarter of 2014 compared to the prior year. Industry heavy and light construction equipment sales were up in all regions except LATAM. Our worldwide market share was in line with the market for heavy but down for light construction equipment. For heavy construction equipment, our market share increased in LATAM. For light construction equipment, our market share was down in all regions with the exception of LATAM where it was up.

Operating Profit

Construction Equipment operating profit was $3 million, improving $29 million from a $26 million operating loss for 2013 as a result of favorable volume and mix mainly in heavy equipment, as well as positive price realization and positive contribution from containment actions on structural costs.

Commercial Vehicles

Net Sales

Commercial Vehicles net sales were $2,308 million during the three months ended March 31, 2014, a 0.6% decrease over 2013 (+0.3% on a constant currency basis) as positive performance in truck and bus in EMEA and APAC was offset by a significant decline in demand in Brazil, in manufacturing activities in Venezuela and by unfavorable calendarization of activity in parts and specialty vehicles. During the three months ended March 31, 2014, Commercial Vehicles delivered a total of 27,752 vehicles (including buses and specialty vehicles), representing a 2% increase from the prior year. The overall increase was largely attributable to light vehicles, with deliveries up 6.1% for the quarter. Volumes were down 6.5% for medium vehicles and up 3.7% for heavy. Commercial Vehicles deliveries were up 9% in EMEA and 24% in APAC but down 28% in LATAM.

The European truck market (GVW >3.5 tons) was up 8.1% over first quarter 2013 to approximately 156,100 units. Light vehicles (GVW 3.5-6 tons) increased 7.8%, while medium vehicles (GVW 6.1-15.9 tons) posted a decline of 6.9%; the heavy vehicles market (GVW >16 tons) increased 12.3% mainly due to the end of Euro V registrations allowed in 2014 in almost all countries. With the completion of the Euro V registrations, we expect heavy vehicle market growth to slow.

The Company’s first quarter share of the European truck market (GVW >3.5 tons) was estimated flat at 11.3%, despite a negative market mix. In the light vehicle market, share declined by 0.6 p.p. to 10.7% largely as a result of the phase out in anticipation of the launch of the new Daily which is scheduled to begin shipments in June. In the medium vehicles market the Company achieved market leadership in Europe, with an increase of 3.8 p.p. up to a share of 31.5%. The heavy vehicle market share was up to 8.2%, with a growth of 1.0 p.p.

In LATAM, new truck registrations (GVW >3.5 tons) were down 11.6% over first quarter 2013 to 43,500 units. The market decline affected all ranges and was due to the negative cycle affecting the medium and heavy market in Brazil and the instability in Venezuela. Argentina was the only market with a positive trend (+2.0%).

The Company’s share of the LATAM market (GVW >3.5 tons) was up 1.7 p.p. over first quarter 2013 to 11.9%.

In APAC registrations were down 2.2%, while market share was up 0.4 p.p.

In EMEA, dealer inventories of new vehicles remained stable compared to year-end 2013, representing coverage of approximately 3 months of expected activity.

Operating Profit

During the three months ended March 31, 2014, Commercial Vehicles recorded an operating loss of $70 million (operating margin -3.0%), compared to a loss of $28 million in 2013 (operating margin -1.2%) as a result of negative market mix related to a significant slowdown of activity in LATAM affecting volume and manufacturing operations, and transitional costs with the launch of the new Daily and Euro VI bus product line-up. In addition, price realization failed to offset negative foreign exchange impacts in emerging market currencies (mainly in Brazil, Turkey and Russia). EMEA performance in truck and bus was flat compared with the first quarter of 2013, notwithstanding a slow first quarter of 2014 after the strong finish last year due to the pre-buy in advance of Euro VI introduction.

Powertrain

Net Sales

Powertrain net sales were $1,201 million during the three months ended March 31, 2014, an increase of 23.3% compared to the same period in 2013 (up 19.7% on a constant currency basis). The increase was primarily attributable to higher volumes. Sales to external customers accounted for 37% of total net sales compared to 31% in 2013.

Powertrain delivered a total of 157,370 engines during the three months ended March 31, 2014, an increase of 28% compared with 2013. Of the engines sold, 27% were supplied to Agricultural Equipment, 25% to Commercial Vehicles and 4% to Construction Equipment, while the remaining 44% were sold to external customers. In addition, Powertrain sold 17,276 transmissions (+10%) and 40,136 axles (+6%) during the three months ended March 31, 2014.

Operating Profit

During the three months ended March 31, 2014, Powertrain recorded an operating profit of $34 million (operating margin 2.8%), compared to $14 million (operating margin 1.4%) during the same period in 2013. The improvement was mainly due to the increase in volumes and related industrial efficiencies.

Financial Services Performance

Finance and Interest Income

Financial Services reported revenues of $440 million during the three months ended March 31, 2014, up 5.5% relative to the same period of 2013. The increase was due to an increase in the average value of the managed portfolio.

Operating Profit

For the three months ended March 31, 2014, Financial Services recorded an operating profit of $134 million, compared to $141 million in 2013. The decrease was due to expenses associated with new activities launched in EMEA and LATAM to support Commercial Vehicles.

Reconciliation of Operating Profit to Net Income

The reconciliation between operating profit and net income is as follows:

	Three Months Ended March 31,
	2014	2013	Change
	(in millions)
Operating profit:
Industrial Activities	$412	$421	$(9)
Financial Services	134	141	(7)
Eliminations and other	(80)	(80)	—

Total Operating profit	466	482	(16)

Restructuring expenses	(12)	(9)	(3)
Interest expenses of Industrial Activities, net of interest income and eliminations	(141)	(112)	(29)
Other, net	(94)	(97)	3

Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	219	264	(45)

Income taxes	(143)	(138)	(5)
Equity in income of unconsolidated subsidiaries and affiliates	25	25	—

Net income	$101	$151	$(50)

Critical Accounting Policies

See our critical accounting policies discussed in the Management’s Discussion and Analysis of the most recent annual report filed on Form 20-F. There have been no material changes to these policies.

LIQUIDITY AND CAPITAL RESOURCES

The following discussion of liquidity and capital resources principally focuses on our condensed consolidated statements of cash flows and our condensed consolidated balance sheets. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. We expect to have available to us cash reserves and cash generated from operations and from sources of debt and financing activities that are sufficient to fund our working capital requirements, capital expenditures and debt service at least through the next twelve months.

Cash Flows

During the three months ended March 31, 2014, consolidated cash and cash equivalents decreased by $539 million. Cash and cash equivalents at Industrial Activities increased by $235 million, while cash and cash equivalents at Financial Services decreased by $774 million.

Industrial Activities used $1,569 million of cash flows from operations in 2014, compared to $1,110 million in 2013, primarily due to the seasonal increase in working capital.

Industrial Activities generated $453 million of cash flows from investing activities in 2014 primarily due to net cash collections on the settlement of intercompany receivables and payables.

Industrial Activities generated $1,333 million of cash flows from financing activities in 2014, primarily due to the issuance of a €1 billion ($1.4 billion) note by CNH Industrial Finance Europe S.A. under the Global Medium Term Note Programme guaranteed by CNH Industrial. Cash generated in 2013 of $202 million was primarily due to an increase in outstanding indebtedness.

The utilization of cash in operating activities at Financial Services in 2014 and 2013 was primarily due to increases in trade and financing receivables related to sales, partially offset by net income.

The utilization of cash in investing activities of $464 million at Financial Services in 2014 was primarily due to net cash payments on the settlement of intercompany receivables and payables and expenditures for equipment under operating lease, partially offset by the net collection of retail financing receivables. Cash generated by investing activities of $202 million at Financial Services in 2013 was primarily due to net cash collections on the settlement of intercompany receivables and payables and net collections of retail financing receivables, partially offset by expenditures for equipment under operating leases.

Cash used in financing activities of $72 million and $112 million at Financial Services in 2014 and 2013 was primarily due to dividends paid to Industrial Activities in 2014 and a net increase in indebtedness in 2013.

At the Annual General Meeting of Shareholders held on April 16, 2014, the Company’s shareholders approved a dividend of €0.20 per common share. The cash dividend was declared in euro and has been paid on April 30, 2014 for a total amount of $375 million (€271 million). Shareholders who held common shares on the record date traded on the New York Stock Exchange received the dividend in U.S. dollars at the USD/EUR exchange rate reported by the European Central Bank on April 17, 2014 ($0.2771 per common share).

Debt

As of March 31, 2014 and December 31, 2013, our consolidated debt was as detailed in the table below:

	Consolidated		Industrial Activities		Financial Services
	Mar 31, 2014	Dec 31, 2013	Mar 31, 2014	Dec 31, 2013	Mar 31, 2014	Dec 31, 2013
			(in millions)
Total debt	$31,296	$29,866	$12,980	$11,948	$24,447	$25,408

The calculation of Net Debt as of March 31, 2014 and December 31, 2013 and the reconciliation of Net Debt to Total Debt, the U.S. GAAP financial measure that we believe to be most directly comparable, are shown below:

	Consolidated		Industrial Activities		Financial Services
	Mar 31, 2014	Dec 31, 2013	Mar 31, 2014	Dec 31, 2013	Mar 31, 2014	Dec 31, 2013
	(in millions)
Total Debt(*)	$31,296	$29,866	$12,980	$11,948	$24,447	$25,408
Less:
Cash and cash equivalents	5,028	5,567	4,245	4,010	783	1,557
Restricted cash	841	922	—	—	841	922
Intersegment notes receivables	—	—	4,667	5,680	1,464	1,810
Derivatives hedging debt	44	44	44	44	—	—

Net Debt	$25,383	$23,333	$4,024	$2,214	$21,359	$21,119

(*)	Inclusive of adjustments related to fair value hedges

The increase in Net Debt at March 31, 2014, compared to December 31, 2013, mainly reflects the expected seasonal increase in working capital (mainly in Agricultural Equipment after significant de-stocking at the end of 2013).

The following table shows the change in Net Debt of Industrial Activities for the three months ended March 31, 2014:

(million)	2014
Net Debt of Industrial Activities at beginning of year	$(2,214)
Net income	101
Amortization and depreciation(*)	175
Changes in provisions and similar, and items related to assets sold under buy-back commitments, and assets under operating lease	63
Change in working capital	(2,011)
Investments in property, plant and equipment, and intangible assets (*)	(142)
Other changes	20

Net industrial cash flow	(1,794)
Capital increases and dividends	1
Currency translation differences	(17)

Change in Net Debt of Industrial Activities	(1,810)

Net Debt of Industrial Activities at end of period	$(4,024)

(*)	Excluding assets sold under buy-back commitments and assets under operating lease

As of March 31, 2014, we had approximately $2.3 billion available under our total lines of credit (including asset-backed facilities).

On March 18, 2014, CNH Industrial closed its offering of €1 billion ($1.4 billion) in principal amount of 2.75% notes due March 2019, which was priced on March 13, 2014. The notes have been issued by CNH Industrial Finance Europe S.A., a wholly-owned subsidiary of CNH Industrial N.V., under the Global Medium Term Note Programme guaranteed by CNH Industrial N.V.

Please refer to Note 9 in our most recent annual report on Form 20-F for more information related to our debt and credit facilities.

Contingencies

As a global company with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, particularly in the areas of product liability (including asbestos-related liability), product performance, retail and wholesale credit, competition and antitrust law, intellectual property matters (including patent infringement), disputes with dealers and suppliers and service providers, environmental risks, and tax and employment matters. For more information, please refer to the information presented in “Note 14: Commitments and Contingencies” to our interim condensed consolidated financial statements.

Safe Harbor Statement

This quarterly report includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact contained in this filing, including statements regarding our: competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements.

Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements, include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations; our relations with Kobelco Construction Machinery Co., Ltd and Sumitomo (S.H.I.) Construction Machinery Co., Ltd.; our pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further worsening of the Eurozone sovereign debt crisis, other similar risks and uncertainties and our success in managing the risks involved in the foregoing.

Forward-looking statements speak only as of the date on which such statements are made.

Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which we operate, it is particularly difficult to forecast our results and any estimates or forecasts of particular periods that we provide are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our outlook is based upon assumptions, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. We undertake no obligation to update or revise publicly any forward-looking statements.

Additional factors which could cause actual results and developments to differ from those expressed or implied by the forward-looking statements are included in the section “Item 3. Key Information—D. Risk Factors” of our annual report on Form 20-F.

CONTROLS AND PROCEDURES

The Company’s principal executive officer and its principal financial officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (1934 Act)) were effective as of March 31, 2014, based on the evaluation of these controls and procedures required by Rule 13a-15(b) or 15d-15(b) of the 1934 Act. During the first quarter, there were no changes that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See our most recent annual report filed on Form 20-F (Part I, Item 11). There has been no material change in this information.

LEGAL PROCEEDINGS

See “Note 14: Commitments and Contingencies” to our interim condensed consolidated financial statements.

RISK FACTORS

See our most recent annual report filed on Form 20-F (Part I, Item 3D). There was no material change in our risk factors during the three months ended March 31, 2014. The risks described in the annual report on Form 20-F, and the “Safe Harbor Statement” in this report, are not the only risks faced by us. Additional risks and uncertainties not currently known or that are currently judged to be immaterial may also materially affect our business, financial condition or operating results.